SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Eaton Vance Municipal Bond Fund New Jersey Merger Subsidiary, LLC

Address of Principal Business Office:

Two International Place

Boston, MA 02110

Telephone Number: (617) 482-8260

Name and address of agent for service of process:

Maureen A. Gemma

Two International Place

Boston, MA 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [ X ]

Item 1. Exact name of registrant. Eaton Vance Municipal Bond Fund New Jersey Merger Subsidiary, LLC

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation. State of Delaware on October 5, 2018.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund). Delaware limited liability company

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company). Registrant is a management company.

Item 5.  If registrant is a management company:

(a)  state whether registrant is a “closed-end” company or an “open-end” company; Registrant is a closed-end company.

(b)  state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying). Registrant is registering as a non-diversified company.

Item 6. Name and address of each investment adviser of registrant. Not applicable

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Name and Address	Position(s) with Registrant
Board of Managers
THOMAS E. FAUST JR. Two International Place Boston, MA 02110	Manager
MARK R. FETTING Two International Place Boston, MA 02110	Manager
CYNTHIA E. FROST Two International Place Boston, MA 02110	Manager
GEORGE J. GORMAN Two International Place Boston, MA 02110	Manager
VALERIE A. MOSLEY Two International Place Boston, MA 02110	Manager
WILLIAM H. PARK Two International Place Boston, MA 02110	Manager
HELEN FRAME PETERS Two International Place Boston, MA 02110	Manager
KEITH QUINTON Two International Place Boston, MA 02110	Manager

MARCUS L. SMITH Two International Place Boston, MA 02110	Manager
SUSAN J. SUTHERLAND Two International Place Boston, MA 02110	Manager
SCOTT E. WENNERHOLM Two International Place Boston, MA 02110	Manager
Officers
PAYSON F. SWAFFIELD Two International Place Boston, MA 02110	President
MAUREEN A. GEMMA Two International Place Boston, MA 02110	Vice President, Secretary and Chief Legal Officer
JAMES F. KIRCHNER Two International Place Boston, MA 02110	Treasurer
RICHARD F. FROIO Two International Place Boston, MA 02110	Chief Compliance Officer

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant; Not applicable

(b)	state the name and address of each officer and director of each sponsor of registrant; Not applicable

(c)	state the name and address of each trustee and each custodian of registrant. Not applicable

Item 9.

(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no). No

(b)  If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter. Not applicable

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no). No

(d)	State whether registrant has any securities currently issued and outstanding (yes or no). Registrant is a wholly-owned subsidiary of Eaton Vance Municipal Bond Fund.

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities. See response to Item 9(d) above.

Item 10.  State the current value of registrant’s total assets. The current value of Registrant’s total assets is $0.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no). No

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any. Not applicable

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 11th of January, 2019.

EATON VANCE MUNICIPAL BOND FUND NEW JERSEY MERGER SUBSIDIARY, LLC

By:	/s/ Payson F. Swaffield
Payson F. Swaffield
President

Attest:	/s/ Maureen A. Gemma
Maureen A. Gemma
Secretary